March 3, 2021

Peter J. Shea

Peter.Shea@klgates.com

T +1 212 536 3988
F +1 212 536 3901

VIA EDGAR

Christopher R. Bellacicco Lauren Hamilton Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-8030

Re: ASYMmetric ETFs Trust, File Nos. 811-23622; 333-250955
Registration Statement on Form N-1A

Dear Mr. Bellacicco and Ms. Hamilton:

The following are responses by and on behalf of ASYMmetric ETFs Trust (“Registrant”) to the comments received from Mr. Bellacicco on March 1, 2021, and from Ms. Hamilton on March 2, 2021, regarding the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (the “Pre-Effective Amendment”) for the ASYMshares® ASYMmetric 500 ETF (the “Fund”), a series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on February 12, 2021. Your comments and the Registrant’s responses are set forth below. Defined terms used but not defined herein have the respective meanings assigned to them in the Pre-Effective Amendment.

Legal Review Comments:

1.	On page 6 of the prospectus, the disclosure says “[u]nder normal market conditions, the Fund will invest at least 80% of its total assets in securities and cash included in the Index’s Long Book.” On page 13 of the prospectus, the disclosure says “[u]nder normal market conditions, the Fund will invest at least 80% of its total assets in securities included in the Index.” Please revise the disclosure to resolve this discrepancy.

RESPONSE: The Registrant will revise its disclosure in its final prospectus to clarify that, under normal circumstances, the Fund will invest at least 80% of its total assets in securities and cash included in the Index’s Long Book.

2.	The staff notes that the Fund’s index provider is an affiliate of the Adviser. Please confirm that the Adviser does not have the ability to change the rules of the Fund’s index methodology.

K&L Gates LLP

599 Lexington Avenue New York NY 10022-6030

T +1 212 536 3900 F +1 212 536 3901 klgates.com

RESPONSE: The Registrant confirms that the Adviser does not have the ability to change the rules of the Fund’s index methodology.

Accounting Review Comments:

1.	On page 27 of the prospectus, the disclosure says “the Adviser is paid a unitary fee equal to 0.95% of the average daily net assets of the Fund.” Please explain what accounts for the 6 basis points under the “Other Expenses” line item in the annual fund operating expenses table in the prospectus.

RESPONSE: The 6 basis points represent independent trustee compensation that is outside of the scope of the unitary fee arrangement.

2.	Please explain whether the Fund will incur short selling expenses such as dividends on stocks sold short and interest paid on stocks borrowed in short sales.

RESPONSE: The Fund will not incur short selling expenses such as dividends on stocks sold short and interest paid on stocks borrowed in short sales. The Adviser has determined that, as a principal investment strategy, in order to replicate the Short Book of the ASYMmetric 500 Index, the Fund will invest in cash-settled futures on the SPDR S&P 500 ETF Trust or on the S&P 500 Index and, to a lesser extent, in cash-settled cleared swaps, options and short sales. Presently, the Fund does not anticipate engaging in short sales transactions.

3.	The terms of the Expense Limitation Agreement (“ELA”) filed as an exhibit to the Pre-Effective Amendment say that “other expenditures which are capitalized in accordance with generally accepted accounting principles” are excluded from the calculation of fund operating expenses for purposes of determining whether the operating expense limit is exceeded in any fiscal year. Please revise footnote 3 to the annual fund operating expenses table in the prospectus that describes the ELA to clarify that these other expenditures are excluded from the calculation of fund operating expenses for purposes of the ELA.

RESPONSE: The Registrant will revise its disclosure in its final prospectus as requested by the staff.

4.	Include the terms of the recoupment provision as described in the ELA in the disclosure in footnote 3 to the annual fund operating expenses table in the prospectus.

RESPONSE: The Registrant will revise its disclosure in its final prospectus as requested by the staff.

5.	Please confirm whether any recoupment by the Adviser of expenses waived or reimbursed pursuant to the ELA is limited to the following three year period from the date of waiver or reimbursement. If so, please add disclosure to clarify such in footnote 3 to the annual fund operating expenses table in the prospectus.

RESPONSE: The Registrant confirms that any recoupment is limited to the three year period following the waiver or reimbursement and will revise its disclosure in its final prospectus as requested by the staff.

6.	On page 27 of the prospectus, the disclosure says: “[p]ursuant to the Investment Advisory Agreement between the Adviser and the Trust (entered into on behalf of the Fund), the Adviser is responsible for substantially all expenses of the Fund, except the management fees, interest expenses, taxes, …” Please confirm whether the Fund is responsible for paying expenses of the Fund pursuant to its service contracts with third party service providers if the Adviser is unable to or does not pay expenses arising out of the service contracts the Fund has entered into.

RESPONSE: The Adviser is contractually obligated to pay substantially all expenses of the Fund as described in the Investment Advisory Agreement and on page 27 of the prospectus. However, if the Adviser is unable to or otherwise does not pay such Fund expenses, the Fund will be held responsible for payment to the service providers under the terms of the contracts between the Fund and the various service providers.

7.	Going forward, include in the Notes to Financial Statements a description of the settlement terms of any recoupment of expenses waived or reimbursed by the Adviser under the ELA in the prior three years.

RESPONSE: The Registrant undertakes to include the requested disclosure in the Notes to Financial Statements going forward.

8.	If any changes are made to the ELA or any recoupment provisions of the ELA in connection with the comments provided by the staff on the Pre-Effective Amendment, please reflect those changes in the Notes to Financial Statements going forward.

RESPONSE: The Registrant undertakes to include the requested disclosure, as applicable, in the Notes to Financial Statements going forward.

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       If you have any questions regarding the matters discussed above, please do not hesitate to call me directly at 212-536-3988, or, in my absence, Alyssa Sherman at 202-778-9478.

Very truly yours,

/s/ Peter J. Shea

Peter J. Shea

cc:	Darren Schuringa
Scott Clark
Aaron Berson
Alyssa Sherman
Nicholas Ersoy

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